

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-Mail
Mr. Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Calle Mario Pani No. 100
Santa Fe Cuajimalpa
05348, México, D.F., México

> **Re: Coca-Cola FEMSA, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 1-12260**

Dear Mr. Gutiérrez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year ended December 31, 2012

Notes to the Consolidated Financial Statements, page F-7

Note 29. Supplemental Guarantor Information, page F-66

1.   Your disclosure regarding your guarantor subsidiary indicates that Propimex is a wholly-owned subsidiary who has on a full and unconditional basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiary is 100% owned. To the extent it is not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining